

FP: truCrowd

MaD 365 Real Estate Development120 East Innes St
Salisbury NC 28144
7047546771

# OFFERING STATEMENT

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300.00** |
| *Maximum Amount* | **107,000** | **$107,000** | **$99,510.00** |

**THE COMPANY**

1. Name of issuer: Make a Difference 365 Inc

**ELIGIBILITY**

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

Explain: ______________________________________________

OFFERING STATEMENT


MaD 365 Real Estate Development120 East Innes St
Salisbury NC 28144
7047546771

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300.00** |
| *Maximum Amount* | **107,000** | **$107,000** | **$99,510.00** |

**DIRECTORS OF THE COMPANY**

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

| | |
|---|---|
| *Name:* | Dr. Nancy Lund |
| *Dates of Board Service:* | 7/2/20 - Present |
| *Principal Occupation:* | Chief Accounting Officer |
| *Employer:* | Make a Difference 365 Inc |
| *Dates of Service:* | 7/22/20 - Present |
| *Employer's principal business:* | Educator |
| | |
| *List all positions and offices with the issuer held and the period of time in which the director served in the position or office:* | |
| | |
| *Position:* | Treasurer |
| *Dates of Service:* | 7/22/20 - Present |
| | |
| *Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:* | |
| | |
| *Employer:* | Self employed - retired |
| *Employer's principal business:* | Education |
| *Title:* | Professor Emiritus |
| *Dates of Service:* | 2000 - Present |
| *Responsibilities:* | Education development |

| | |
|---|---|
| *Name:* | Whitney Peckman |
| *Dates of Board Service:* | 7/2/20 - Present |
| *Principal Occupation:* | Educator/Business Owner |
| *Employer:* | Self |
| *Dates of Service:* | 1988 - Present |
| *Employer's principal business:* | Arts Business & Education |
| | |
| *List all positions and offices with the issuer held and the period of time in which the director served in the position or office:* | |
| | |
| *Position:* | Secretary |
| *Dates of Service:* | 7/22/20 - Present |
| | |

FP: truCrowd

**MaD 365**

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

# OFFERING STATEMENT

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | 10,000 | $10,000 | $9,300.00 |
| *Maximum Amount* | 107,000 | $107,000 | $99,510.00 |

| | |
|---|---|
| *Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:* | |
| | |
| *Employer:* | Self |
| *Employer's principal business:* | Arts management & development |
| *Title:* | Owner/Operator |
| *Dates of Service:* | 1988 - Present |
| *Responsibilities:* | Management |

| | |
|---|---|
| *Name:* | Mark Jones |
| *Dates of Board Service:* | 7/2/20 - Present |
| *Principal Occupation:* | Real Estate Sales, Finance, Development |
| *Employer:* | Self - Keller Williams Real Estate Company |
| *Dates of Service:* | 1999 - Present |
| *Employer's principal business:* | Real Estate Sales, Finance, Development |
| | |
| *List all positions and offices with the issuer held and the period of time in which the director served in the position or office:* | |
| | |
| *Position:* | Chairman |
| *Dates of Service:* | 7/22/20 - Present |
| | |
| *Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:* | |
| | |
| *Employer:* | Self - Keller Williams Real Estate Company |
| *Employer's principal business:* | Real Estate Sales, Finance Development |
| *Title:* | Manager |
| *Dates of Service:* | 1999-Present |
| *Responsibilities:* | Real Estate Sales, Finance, Development |

**OFFICERS OF THE COMPANY**

5.     Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

| | |
|---|---|
| *Name:* | Nancy J. Lund |
| *Title:* | Chief Accounting Officer |

# OFFERING STATEMENT


MaD 365 Real Estate Development120 East Innes St
Salisbury NC 28144
7047546771



| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |



| | |
|---|---|
| *Dates of Service:* | 7/22/20 - Present |
| *Responsibilities:* | Financial reporting/projections |
| | |
| *List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:* | |
| | |
| *Position:* | No Prior Positions held with company |
| | |
| *Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:* | |
| | |
| *Employer:* | Self employed - retired |
| *Employer's principal business:* | Education |
| *Title:* | Professor Emiritus |
| *Dates of Service:* | 2000 - Present |
| *Responsibilities:* | Education development |

| | |
|---|---|
| *Name:* | Whitney J. Peckman |
| *Title:* | Secretary |
| *Dates of Service:* | 7/22/20 - Present |
| *Responsibilities:* | Govt reporting; Brd reporting; Project design |
| | |
| *List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:* | |
| | |
| *Position:* | No Prior Positions held with company |
| | |
| *Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:* | |
| | |
| *Employer:* | Self |
| *Employer's principal business:* | Arts management & development |
| *Title:* | Owner/Operator |
| *Dates of Service:* | 1988 - Present |
| *Responsibilities:* | Management |

# MaD 365

# OFFERING STATEMENT

MaD 365 Real Estate Development120 East Innes St Salisbury NC 28144 7047546771

| 10,000  Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300.00** |
| *Maximum Amount* | **107,000** | **$107,000** | **$99,510.00** |

| | |
|---|---|
| *Name:* | Mark Jones |
| *Title:* | Chief Visionary Officer |
| *Dates of Service:* | 7/22/20 - Present |
| *Responsibilities:* | President; Principal Financial Officer; Brd Chair |
| | |
| *List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:* | |
| | |
| *Position:* | No Prior Positions held with company |
| | |
| *Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:* | |
| | |
| *Employer:* | Self - Keller Williams Real Estate Company |
| *Employer's principal business:* | Real Estate Sales, Finance Development |
| *Title:* | Manager |
| *Dates of Service:* | 1999-Present |
| *Responsibilities:* | Real Estate Sales, Finance, Development |

**PRINCIPAL SECURITY HOLDERS**

6.      Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| *Name of Holder* | *No. and Class ofSecurities Now Held* | *%Voting Power Prior to Offering* |
|---|---|---|
| Mark Jones | 25,000 Common Shares | 33.33% |
| Nancy J. Lund | 25,000 Common Shares | 33.33% |
| Whitney J. Peckman | 25,000 Common Shares | 33.33% |



# OFFERING STATEMENT

MaD 365 Real Estate Development120 East Innes St
Salisbury NC 28144
7047546771

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300.00** |
| *Maximum Amount* | **107,000** | **$107,000** | **$99,510.00** |

**BUSINESS AND ANTICIPATED BUSINESS PLAN**

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

## ***Make a Difference 365***

Covid-19 has changed the entire world. Unemployment is at an all time high. The pandemic is running havoc across the globe. The world as we know it will never be the same. ***BUT,*** one thing we know that never changes is the ***power of community***. ***Caring Community is the bridge*** to a new vision of possibility. ***"We will rebuild America one brick, one family, one community at a time." We Make a Difference!!! Every day!***

## Overview

**Make a Difference 365, Inc (MaD 365)** is a North Carolina-based C-Corporation. MaD 365 seeks to address economic inequality problems in minority communities. An **Opportunity Zone** is a designation and investment platform created by the Tax Cuts and Jobs Act of 2017 allowing for certain investments in lower income areas to have tax advantages. The purpose of this program is to put to work capital that would otherwise be locked up due to the asset holder's unwillingness to trigger a capital gains tax. ***The issue is that people in the Opportunity Zone never really benefit from those investments***. MaD 365 allows those who would normally not have the resources to invest in stock to take advantage of a way to grow wealth while aiding their community. Am I my brother's keeper? Yes! With MaD 365 both accredited and non accredited investors ***(those who have a net worth under 1 million or an annual income of less than $200,000 - or $300,000 with a spouse)*** can invest in early stage companies. MaD 365 will directly invest in a community's local housing and business entities. The shareholders will directly benefit from the appreciation of the property as well as the appreciation of stock in the company. The most powerful aspect of MaD365 is the organic shareholder base. MaD365 will collect email addresses of all those that invest; this information can be used to help raise capital for companies/businesses in the MaD365 network.

## ***How much is spent in minority communities?***

The average lifespan of a dollar in an Asian American community is 28 days, in a Jewish community, it's 19 days, and in an African American community, it's ***six hours***. The combined buying power of Blacks, Asian-Americans and Native Americans is estimated to be $2.4 trillion, while the nation's Hispanics command $1.5 trillion in spending power—larger than the GDP of Australia, but the dollars are bleeding out of these communities to enrich others. ***The goal of MaD 365 is to keep those dollars circulating within the local community supporting local businesses and building household wealth.***

FP: truCrowd

MaD 365

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

# OFFERING STATEMENT

| 10,000 | Units of Convertible Note at $1 per Unit | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

## *How we do this - plain and simple….*

Make a Difference 365 will help to establish or maintain companies that meet the needs of the minority community. The residents and stakeholders in the community will have the ability to invest into MaD 365 by purchasing shares. MaD 365 will complete mergers (30% or more equity stake) with local operating early stage companies, leading to appreciation of the MaD 365 stock, thereby increasing the portfolio value of local households. This economic system will do the following:

- Create a cash infusion into companies that would not normally be able to qualify for traditional bank loans
- Cash infusions from MaD365 will be considered an equity investment ● Local people will take pride in having ownership through stock investment in MaD 365, and pride in being able to help their own community
- Local businesses in a partnership agreement with MaD 365 can hire local people. This will create a solid tax base for the city and lower the local unemployment rate.

## *Berkshire Hathaway Model*

Warren Buffet is the third wealthiest person in America with a net worth of 80.8 Billion Dollars. The very first share of stock he purchased of Berkshire Hathaway was $7.50 and now each share trades over $200,000 per share. Berkshire Hathaway is now considered a diversified holding company. Companies in its holding portfolio are the likes of Dairy Queen, Durecell, Geico, Fruit of the Loom, and more. MaD 365 will use this model to create jobs, economic stability and solid equity positions in distressed communities. ***MaD 365 is committed to making a difference every day in our struggling communities***.

## *The New MaD 365 Minority Community*

Since the Covid-19 pandemic, unemployment filings have soared north of 39 million people. The number of people who have lost their livelihoods in just a few weeks is unprecedented. Many who were on a financially stable track have seen declines of 40% or more in their 401k, stock portfolios and retirement accounts. Folks who previously were able to pay their rent or mortgages, feed their family nourishing meals, go to the

FP: truCrowd



OFFERING STATEMENT

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

doctor when they are sick are now the new poor; they come from all racial and ethnic groups. All people, regardless of race, ethnicity, gender, or age - want the same thing - economic relief. Minority communities have been particularly hard hit by these unprecedented times. 40% of African American businesses are on the brink of closure. Paycheck Protection Programs were designed for businesses that had relationships with local banks. Since most minority businesses don't have strong relationships with banks, good personal credit, and have only limited assets they have been denied help. The federal and state relief programs are also designed for businesses with large numbers of employees, which also disqualifies the majority of minority owned business.

*MaD 365 is a grassroot local economy stimulus that will invest directly into the new minority community to create jobs and strengthen businesses.*

People who have investments in stocks or retirement accounts have also been hit by the economic downturn. Many of them are now looking for alternatives to leaving their investments as they are and risk further losses as the economic picture worsens. If they are seeking to "do good while doing well," *MaD365 will be an attractive investment with the low buy-in cost and the opportunity to help struggling communities.*

*MaD 365 can bridge the gap between those with resources who want to make a difference, and those who need help to sustain themselves and their communities.*

## *MaD 365 is the NEW Berkshire Hathaway!*

### *Our community*

MaD 365 builds communities one brick at a time. We directly invest into the community by using 3 simple approaches: Real Estate assets, strengthening businesses in local communities, and *real* opportunities for the local community to invest directly into MaD 365 by purchasing common stock at very attractive buy-ins. We grow the community from the inside out, not the outside in.

### *What do we need?*

We will raise $100,000 in our seed round for 44 affordable housing units. The homes will be for sale to median household income or below in the city of East Spencer North

FP: truCrowd

MaD 365

MaD 365 Real Estate Development120 East Innes St Salisbury NC 28144 7047546771

OFFERING STATEMENT

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300.00** |
| *Maximum Amount* | **107,000** | **$107,000** | **$99,510.00** |


Carolina. ***This raise will be a collaborative effort with local investors being joined by those from across the country...so that anyone, no matter how modest the investment, benefits from the whole!***

***<u>Who is our targeted investor?</u>***

Our campaign will allow both accredited and non-accredited investors to participate. Our ideal investors are those that not only want to make money, but, in the bigger sense, want to make a difference. Our offering will allow for investors to purchase shares at $1.00 per share with a minimum buy-in of $100 (100 shares). Our primary focus is to minimize risk, maximize the investor's income, and provide a sure exit strategy.

***<u>What is the risk?</u>***

Every investment contains a certain amount of risk. We have a long-term lease agreement with each tenant that minimizes our risk by 75%.

***<u>How will investors make money?</u>***

The total campaign will pay out a 6-7% annual dividend to each investor. The interest will accrue for the first 12 months of the campaign. Investors will have the option to get their principle back after 24 months, or roll over their investment into MaD 365 projects.

***<u>What is the exit strategy?</u>***

Each investor can request their full principle balance after 24 months, or convert the promissory note into common shares in MaD 365.

***<u>What is the process?</u>***

This process is very simple.

***First,*** we will develop a winning pitch deck video entitled "Make A Difference 365." This video will highlight unity, diversity, and a single goal. The pitch deck will define Regulation CF, the purpose of the project, process of investing, risk of the investment, and the return of the investment.

OFFERING STATEMENT


MaD 365 Real Estate Development120 East Innes St Salisbury NC 28144 7047546771

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | 10,000 | $10,000 | $9,300.00 |
| *Maximum Amount* | 107,000 | $107,000 | $99,510.00 |

***Secondly,*** we will start the regulatory process with the SEC (Securities Exchange Commission). This process consists of a balance sheet, income statement, and cash flow statement in compliance with (GAAP) ***G***eneral ***A***ccepted ***A***ccounting ***P***rinciples. There will be a background check on all the principles of the entity raising the capital.

***Thirdly,*** upon approval by the SEC, we will begin soliciting investors. We will work with a designated funding portal, broker dealer, and transfer agent to monitor each transaction, determine that proper disclosure documentations are signed, and assure that customer service issues can be handled in an excellent manner. Each dollar raised will need to be accounted for, and audited by an independent audit firm. All capital raised will be earmarked for the project proposed to the SEC.

***Let's take a look at the project in detail***

Make a Difference 365, Inc has put together a Letter of Intent (LOI) to purchase the land located at 410 Andrews Street East Spencer NC 28144. This land will allow us to build 44 houses with a potential market value of $180,000. The houses will be 3 bedrooms and 2 bath 1200 to 1500 square feet with $90 to $105 sqft. ***(please review a appendix A)***

***"We will rebuild America one brick, one family, one community at a time."***

***We Make a Difference!!!***

FP: truCrowd

MaD 365

OFFERING STATEMENT

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

## *Appendix A*





FP: truCrowd

MaD 365

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

# OFFERING STATEMENT

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |





FP: truCrowd

MaD 365

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

# OFFERING STATEMENT

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

**RISK FACTORS**

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

**Please only invest what you can afford to lose.**

8.      Discuss the material factors that make an investment in the issuer speculative or risky:

**RISK FACTORS**

You should carefully consider the risks described below before investing in our securities. Additional risks not presently known to us or that our management currently deems immaterial also may impair our business operations. If any of the risks described below were to occur, our business, financial condition, operating results, and cash flows could be materially adversely affected. In such an event, the trading price of our common stock could decline, and you could lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and related notes. The risks discussed below include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

**We are a brand-new company with no prior operating history.**

Make a Difference 365, Inc., I was formed in July 2020 and has no operating history as of the date of this offering circular. While we have a plan for our future operations, there is no track record we can point to for investors to understand our prior performance.

**The Company's failure to identify and complete accretive acquisitions may adversely affect the profitability of the Company.**

The Company's business strategy includes identifying and completing accretive commercial real estate acquisitions. The Company will compete with other investors who are engaged in the acquisition of commercial real estate properties, and these competitors may affect the supply/demand dynamics and, accordingly, increase the price the Company must pay for properties it seeks to acquire, and these competitors may succeed in acquiring those properties. Any delay or failure on the Company's part to identify, negotiate, finance on favorable terms, consummate and integrate such acquisitions could materially impede the Company's growth. The Company may also incur costs that it cannot recover if it abandons a potential acquisition. If the Company does not reinvest proceeds received from property dispositions timely, it could result in lower income. The Company's profitability may also suffer because future acquisitions of properties may not yield the returns the Company expects, and the integration of

FP: truCrowd

MaD 365

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

# OFFERING STATEMENT

| 10,000 Units of Convertible Note at $1 per Unit | | | |
| --- | --- | --- | --- |
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

such acquisitions may cause disruptions in the Company's business and to management or may take longer than projected.

**We may utilize other sources of financing to acquire real estate assets in addition to the funds from this offering.**

In the sole determination of the Manager, the Company may proceed to acquire a real estate asset using sources of financing other than investor funds in this offering so long as the Company has reached its minimum target amount for any particular class of its common shares. Such financing terms may be unfavorable to investors and include high interest rates that reduce the funds available for distribution, as well as holding first position on any liens, reducing the funds available to redeem common shares following the disposition of any real estate asset.

**Adverse economic conditions in the United States and individual markets may adversely affect the Company's business operations and financial performance.**

The performance of the real estate industry has historically been closely linked to the performance of the general economy both nationally and within local markets. Declines in government and corporate budgets and consumer demand due to adverse general economic conditions, lower consumer confidence or adverse political conditions could lower the revenue and profitability of any properties the Company acquires, and therefore the net operating profits/losses of those investments. A slowing of the current economic growth or new economic weakness could have an adverse effect on the Company's revenue and negatively affect its profitability.

In addition, many of the expenses associated with the Company's business plan, including personnel costs, interest expense, ground leases, property taxes, insurance and utilities, are likely to remain relatively fixed. During a period of overall economic weakness, if the Company is unable to meaningfully decrease these costs as demand for commercial real estate decreases, the Company's business operations and financial performance would likely be adversely affected.

**Renovations and capital improvements may reduce the Company's profitability.**

If the Company is able to acquire commercial real estate properties, the Company will likely have ongoing needs for renovations and capital improvements to maintain the properties. In addition, from time to time, the Company will need to make renovations and capital improvements to comply with applicable laws and regulations, to remain competitive with other commercial real estate properties and to maintain the economic value of its properties. The Company also may need to make significant capital improvements to the properties that it acquires. Occupancy and ADR are often affected by the maintenance and capital improvements at a commercial real estate property, especially in the event that the maintenance or improvements are not completed on schedule, or if the improvements require significant disruptions at the property. The costs of capital improvements the Company may need or choose to make could reduce the funds available for other purposes and may reduce the Company's profitability.

**We have minimal operating capital, no significant assets and no revenue from operations.**

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our planned operations from the sale of securities or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital in this or other offerings of securities. The failure to successfully raise operating capital could result in our inability to undertake our business plan and potentially lead to bankruptcy or other events, which would have a material adverse effect on us and our investors. We have no significant assets or financial resources and the value of Common Stock derives only from specific cash flows, so such adverse events could put investor dollars at significant risk.

FP: truCrowd

MaD 365

# OFFERING STATEMENT

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | 10,000 | $10,000 | $9,300.00 |
| *Maximum Amount* | 107,000 | $107,000 | $99,510.00 |

MaD 365 Real Estate Development120 East Innes St Salisbury NC 28144 7047546771

**Real estate impairment losses may adversely affect the Company's financial condition and results of operations.**

As a result of changes to the Company's planned hold period for a particular property, the Company may be required to record an impairment loss for a given property it acquires. The Company plans to analyze any properties it acquires individually for indicators of impairment throughout the year. The Company plans to record impairment losses on a property if indicators of impairment are present, and the sum of the undiscounted cash flows estimated to be generated by the respective property over its estimated remaining useful life, based on historical and industry data, is less than the property's carrying amount. Indicators of impairment include, but are not limited to, a property with current or potential losses from operations, when it becomes more likely than not that a property will be sold before the end of its previously estimated useful life or when events, trends, contingencies or changes in circumstances indicate that a triggering event has occurred and an asset's carrying value may not be recoverable.

**The Company's inability to obtain financing on favorable terms or pay amounts due on its financing may adversely affect the Company's operating results.**

The Company anticipates using financing to acquire properties and perform renovations to its properties. The credit markets have historically been volatile and subject to increased regulation in recent years, and as a result, the Company may not be able to obtain debt financing to meet its cash requirements, including refinancing any scheduled debt maturities, which may adversely affect its ability to execute its business strategy. If the Company refinances debt, such refinancing may not be in the same amount or on terms as favorable as the terms of the existing debt being refinanced. If the Company is unable to refinance its debt, it may be forced to dispose of properties or issue equity at inopportune times or on disadvantageous terms, which could result in higher costs of capital.

**Potential losses not covered by insurance may adversely affect the Company's financial condition.**

The Company plans to maintain comprehensive insurance coverage for general liability, property, business interruption and other risks with respect to any properties it acquires. These policies would offer coverage features and insured limits that the Company believes are customary for similar types of properties. There are no assurances that any such coverage will be available or at reasonable rates in the future. Also, various types of catastrophic losses, like earthquakes, hurricanes, or certain types of terrorism, may not be insurable or may not be economically insurable. Even when insurable, these policies may have high deductibles and/or high premiums. Additionally, although the Company may be insured for a particular loss, the Company is not insured against the impact a catastrophic event may have on the industry as a whole. There also can be risks such as certain environmental hazards that may be deemed to fall outside of the coverage. In the event of a substantial loss, the Company's insurance coverage may not be sufficient to cover the full current market value or replacement cost of its lost investment. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose all or a portion of the capital it has invested in a property, as well as the anticipated future revenue from the property. In that event, the Company might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also prevent the Company from using insurance proceeds to replace or renovate a property after it has been damaged or destroyed. The Company also may encounter challenges with an insurance provider regarding whether it will pay a particular claim that the Company believes to be covered under its policy. Under those circumstances, the insurance proceeds the Company would receive might be inadequate to restore its economic position in the damaged or destroyed property, which would have a material adverse effect on the Company's financial condition and results of operations.

**The Company may incur significant costs complying with various regulatory requirements, which could materially and adversely affect the Company.**

FP: truCrowd

MaD 365

MaD 365 Real Estate Development120 East Innes St Salisbury NC 28144 7047546771

OFFERING STATEMENT

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300.00** |
| *Maximum Amount* | **107,000** | **$107,000** | **$99,510.00** |


The Company and any properties it acquires will be subject to various national and local regulatory requirements. These requirements are likely to be wide-ranging and include among others, state and local fire and life safety requirements, federal laws such as the Americans with Disabilities Act of 1990 and the Accessibility Guidelines promulgated thereunder and the Sarbanes-Oxley Act of 2002. Liability and costs associated with complying with these requirements are and could be material. If the Company fails to comply with these various requirements, it could incur governmental fines or private damage awards. In addition, existing requirements could change and future requirements might require the Company to make significant unanticipated expenditures, which could materially and adversely affect the Company.

**There may be unknown risks inherent in our acquisitions of properties which could result in a material adverse effect on our business.**

We will conduct due diligence with respect to any acquisition we undertake, but we may not be aware of all of the risks associated with any of the acquisitions. Any discovery of adverse information concerning any of these acquisitions could have a material adverse effect on our business, financial condition and results of operations. While we may be entitled to seek indemnification in certain circumstances, successfully asserting indemnification or enforcing such indemnification could be costly and time consuming or may not be successful at all.

**Investors may lose their entire investment if we fail to implement our business plan.**

We have a minimal demonstrable operations record on which you can evaluate our business and prospects. Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development. These risks include, without limitation, competition, the absence of ongoing revenue streams, a competitive market environment, and lack of brand recognition. If we fail to implement and create a base of operations for our proposed business, we may be forced to cease operations, in which case investors may lose their entire investment.

**Risks Associated with this Offering**

**We do not currently have a ticker symbol and there is no assurance we will ever receive one to become publicly traded.**

We do not have a ticker symbol so there is currently no public or secondary market for trading of our common stock. Although we anticipate filing a 15c211 with FINRA to apply for a ticker symbol, there is no guarantee we will ever file such an application with FINRA and if we do file one, there is no guarantee FINRA will ever grant us a ticker symbol.

Our shares will likely be classified as a "penny stock" as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price less than $5.00. Our shares would be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

We will be subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to its customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our stockholders to sell their securities.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt.

OFFERING STATEMENT


MaD 365 Real Estate Development120 East Innes St
Salisbury NC 28144
7047546771

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300.00** |
| *Maximum Amount* | **107,000** | **$107,000** | **$99,510.00** |

Generally, an individual with a net worth in excess of $1,000,000, or annual income exceeding $200,000 individually, or $300,000 together with his or her spouse, is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

· Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

· Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;

· Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks;

· Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling stockholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities. Our shares in all probability will be subject to such penny stock rules and our stockholders will, in all likelihood, find it difficult to sell their securities.

**Investors may never receive cash distributions, which could result in an investor receiving little or no return on his or her investment.**

Distributions are payable at the sole discretion of our board of directors. We do not know the amount of cash that we will generate, if any, once we have more productive operations. Cash distributions are not assured, and we may never be in a position to make distributions.

**If we are ever publicly traded, our shares may be thinly traded with wide share price fluctuations, low share prices, and minimal liquidity.**

The per share price of our common stock may be volatile with wide fluctuations in response to several factors, including: potential investors' anticipated feeling regarding our results of operations; increased competition; our ability or inability to generate future revenues; and market perception regarding the real estate industry in general and our properties specifically.

In addition, our share price may be affected by factors that are unrelated or disproportionate to our operating performance. Our share price might be affected by general economic, political, and market conditions, such as recessions, interest rates, or international currency fluctuations. Stocks traded on the over-the-counter market, like our common stock, are usually thinly traded, highly volatile and not followed by analysts. These factors may have a material effect on our share price.

We could potentially need to sell additional authorized shares in the future. This will result in a dilution to our existing shareholders and a corresponding reduction in their percentage ownership in the Company.

FP: truCrowd

MaD 365

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

# OFFERING STATEMENT

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

We may seek additional funds through the sale of our common stock. This will result in a dilution effect to our shareholders whereby their percentage ownership interest in the Company is reduced. The magnitude of this dilution effect will be determined by the number of shares we will have to issue in the future to obtain the funds required. The sale of additional stock to new shareholders will reduce the ownership position of the current shareholders. The price of each outstanding common share may decrease in the event we sell additional shares.

**We may issue shares of preferred stock in the future that may adversely impact your rights as holders of our common stock.**

Our Articles of Incorporation authorize our Board of Directors to determine the relative rights and preferences of preferred shares without further stockholder approval. As a result, our Board of Directors could authorize the issuance of a series of preferred stock that would grant to holders preferred rights to our assets upon liquidation, the right to receive dividends before dividends are declared to holders of our common stock, and the right to the redemption of such preferred shares, together with a premium, prior to the redemption of the common stock. To the extent that we do issue additional shares of preferred stock, your rights as holders of common stock could be impaired thereby, including, without limitation, dilution of your ownership interests in us. In addition, shares of preferred stock could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult, which may not be in your interest as a holder of common stock.

**Since our securities are subject to penny stock rules, you may have difficulty reselling your shares.**

Our shares are "penny stocks" and are covered by Section 15(d) of the Securities Exchange Act of 1934 which imposes additional sales practice requirements on broker/dealers including: disclosure and confirmation of quotation prices; disclosure of compensation the broker/dealer receives; and, furnishing monthly account statements. For sales of our securities, the broker/dealer must make a special suitability determination and receive from its customer a written agreement prior to making a sale. The imposition of the foregoing additional sales practices could adversely affect a shareholder's ability to dispose of his stock.

**Future legal actions would cause our costs to increase.**

There are presently no legal actions pending against the Company or to which it or any of its property are subject, nor to its knowledge are any such proceedings contemplated. In the event there was any such legal action, there would be costs of defense that would be variable. The Company anticipates a general increase in legal counsel cost going forward due to the legal work that will be necessary for implementing the Company's business plan.

**The financial projections herein are based on assumptions which may not actually occur.**

The financial projections contained in this Offering Circular are based on certain assumptions and estimates and, although the Company believes there is a reasonable basis for the assumptions and estimates upon which the projections are based, there can be no assurance that the revenues stated therein will be attained or that expenses will not be higher than estimated. Much of the information contained in the projections is based on assumptions and estimates that are subject to variations that could be beyond the control of the Company and could have a substantially adverse effect on the performance and profitability of the Company. Accordingly, no representation is or can be made as to the future operations or the amount of any future income or loss of the Company. In addition, the projections were prepared by management and have not been reviewed by any independent certified public accountant. Each investor should consult his own attorney, accountant or other advisors concerning an investment in the Company.

**Trends, risks and uncertainties.**

OFFERING STATEMENT


MaD 365 Real Estate Development120 East Innes St
Salisbury NC 28144
7047546771

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300.00** |
| *Maximum Amount* | **107,000** | **$107,000** | **$99,510.00** |

We have sought to identify what we believe to be the most significant risks to our business, but we cannot predict whether, or to what extent, any of such risks may be realized nor can we guarantee that we have identified all possible risks that might arise. Investors should carefully consider all such risk factors before making an investment decision with respect to our Common Stock.

**Public health epidemics or outbreaks could adversely impact our business.**

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

**THE BOTTOM LINE:**
**Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.**

**Please only invest what you can afford to lose.**

FP: truCrowd

MaD 365

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

# OFFERING STATEMENT

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

**THE OFFERING**

9.      What is the purpose of this offering?

Real estate development for affordable housing

10.     How does the issuer intend to use the proceeds of this offering?

| | If Target Offering Amount Sold | If Maximum Offering Amount Sold |
|---|---|---|
| **Total Proceeds** | **$10,000.00** | **$107,000.00** |
| **Less: Offering Expenses** | $700.00 | $7,490.00 |
| **Net Proceeds** | **$9,300.00** | **$99,510.00** |
| **Use of Net Proceeds** | | |
| Pre-Development Cost | $1,000.00 | $10,400.00 |
| Site Development Cost | $2,500.00 | $50,000.00 |
| Development Cost | $1,500.00 | $15,000.00 |
| Marketing | $2,000.00 | $10,000.00 |
| General Operating Capital | $2,300.00 | $14,110.00 |
| **Total Use of Net Proceeds** | **$9,300.00** | **$99,510.00** |

11.     How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.     How can an investor cancel an investment commitment?

**NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**

**The intermediary will notify investors when the target offering amount has been met.**

**If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**

FP: truCrowd

# MaD 365

# OFFERING STATEMENT

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

**If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.**

## OWNERSHIP AND CAPITAL STRUCTURE

**The Offering**

13.     Describe the terms of the securities being offered.

a. Type - Convertible Note

b. Terms - 6% annual rate to convert into common shares after a 12 month period. For interest payment details, see Convertible note agreement in Exhibits below.

14.     Do the securities offered have voting rights? ☐ Yes  ☑ No

15.     Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.     How may the terms of the securities being offered be modified?

**Restrictions on Transfer of the Securities Being Offered**

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)     to the issuer;
(2)     to an accredited investor;
(3)     as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)     to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**

**The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

FP: truCrowd

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

# MaD 365

# OFFERING STATEMENT

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

**Description of Issuer's Securities**

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights | | | | Other Rights | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Common Stock:** | | | | | | | | | | |
| Common Stock: | 100,000,000 | 75,000 | Yes | ☑ | No | ☐ | Yes | ☐ | No | ☐ |
| | | | No Voting Rights | | | | Specify: | | | |

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

    None ☐ Yes ☑ No

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

    None

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

    This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

    These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

# OFFERING STATEMENT

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |



| Low Bound | Pre-money valuation | High Bound |
|---|---|---|
| $ 4,598,000 | $ 5,834,080 | $ 7,071,000 |

**5 Valuation Methods**

| $ 3,208,044 | $ 3,203,111 | $ 5,577,454 | $ 7,291,529 | $ 17,861,307 |
|---|---|---|---|---|
| Scorecard | Checklist | Venture Capital | DCF with LTG | DCF with Multiples |

**Method weights**

| 30% | 30% | 16% | 12% | 12% |
|---|---|---|---|---|

The weights for the above mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (16%), DCF- Long Term Growth (12%), and DCF with Multiples (12%).
The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$5,834,080.**

**The company has elected to go with a slightly more conservative valuation of $4,800,000.**

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

**The right to demand current distributions from an operating business is limited.** A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

**No right to participate in any management decisions of the company.** The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

**The investor has limited rights, if any, to have your interest bought out**. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

FP: ▲truCrowd

MaD 365

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

# OFFERING STATEMENT

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.  What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.  Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

25.  What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26.  Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

FP: truCrowd

# MaD 365

## OFFERING STATEMENT

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

(1)     any director or officer of the issuer;

(2)     any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)     if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)     any immediate family member of any of the foregoing persons.

No to all

## FINANCIAL CONDITION OF THE ISSUER

27.     Does the issuer have an operating history?     ☐ Yes  ☑ No

28.     Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Companies has land under a Letter of Intent contract, paid for preliminary engineering drawings, survey for land, and principles has invested for minimum operating cost

## FINANCIAL INFORMATION

29.     Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

OFFERING STATEMENT


MaD 365 Real Estate Development120 East Innes St
Salisbury NC 28144
7047546771

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300.00** |
| *Maximum Amount* | **107,000** | **$107,000** | **$99,510.00** |

**Make a Difference 365, Inc.**

# Income Statement

For the Years Ending [July 01, 2020 and Dec 31, 2020]

| Revenue | From 7-01-2020 | Thru 12-31-2020 |
|---|---|---|
| Sales revenue | 0 | 0 |
| (Less sales returns and allowances) | 0 | 0 |
| Service revenue | 0 | 0 |
| Interest revenue | 0 | 0 |
| Other revenue | 0 | 0 |
| **Total Revenues** | **0** | **0** |

| Expenses | | |
|---|---|---|
| Corporate set-up | 125 | 0 |
| Domain registration | 50 | 0 |
| Logo development | 50 | 0 |
| Cost of goods sold | 0 | 0 |
| Depreciation | 0 | 0 |
| Employee benefits | 0 | 0 |
| Furniture and equipment | 0 | 0 |
| Insurance | 0 | 0 |
| Interest expense | 0 | 0 |
| Maintenance and repairs | 0 | 0 |
| Office supplies | 0 | 0 |
| Payroll taxes | 0 | 0 |
| Rent | 0 | 0 |
| Research and development | 0 | 0 |
| Salaries and wages | 0 | 0 |
| Software | 0 | 0 |
| Travel | 0 | 0 |
| Utilities | 0 | 0 |
| Web hosting and domains | 1,200 | 0 |
| Other | 0 | 0 |
| **Total Expenses** | **1,425** | **0** |

# MaD 365

## OFFERING STATEMENT

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

### 10,000 Units of Convertible Note at $1 per Unit

|  | # Of Units | Total Proceeds | Net Proceeds |
|---|---|---|---|
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

| | | |
|---|---|---|
| Net Income Before Taxes | (1,425) | 0 |
| Income tax expense | 0 | 0 |
| **Income from Continuing Operations** | **(1,425)** | **0** |

| Below-the-Line Items | | |
|---|---|---|
| Income from discontinued operations | 0 | 0 |
| Effect of accounting changes | 0 | 0 |
| Extraordinary items | 0 | 0 |
| **Net Income** | **(1,425)** | **0** |

## Make a Difference 365, Inc.

## Balance Sheet

**Date:**

| Assets | From 7-01-2020 | Thru 12-31-2020 |
|---|---|---|
| **Current Assets** | | |
| Cash | 500 | 0 |
| Accounts receivable | 0 | 0 |
| Inventory | 0 | 0 |
| Prepaid expenses | 0 | 0 |
| Short-term investments | 0 | 0 |
| Total current assets | 500 | 0 |
| **Fixed (Long-Term) Assets** | | |
| Long-term investments | 0 | 0 |
| Property, plant, and equipment | 0 | 0 |
| (Less accumulated depreciation) | 0 | 0 |

# OFFERING STATEMENT


MaD 365 Real Estate Development120 East Innes St
Salisbury NC 28144
7047546771

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300.00** |
| *Maximum Amount* | **107,000** | **$107,000** | **$99,510.00** |

| | | | |
|---|---|---|---|
| | Intangible assets | 0 | 0 |
| *Total fixed assets* | | 0 | 0 |
| ***Other Assets*** | | | |
| | Deferred income tax | 0 | 0 |
| | Other | 0 | 0 |
| *Total Other Assets* | | 0 | 0 |
| **Total Assets** | | **500** | **0** |

| **Liabilities and Owner's Equity** | | | |
|---|---|---|---|
| ***Current Liabilities*** | | | |
| | Accounts payable | 0 | 0 |
| | Short-term loans | 0 | 0 |
| | Income taxes payable | 0 | 0 |
| | Accrued salaries and wages | 0 | 0 |
| | Unearned revenue | 0 | 0 |
| | Current portion of long-term debt | 0 | 0 |
| *Total current liabilities* | | 0 | 0 |
| ***Long-Term Liabilities*** | | | |
| | Long-term debt | 0 | 0 |
| | Deferred income tax | 0 | 0 |
| | Other | 0 | 0 |
| *Total long-term liabilities* | | 0 | 0 |
| ***Owner's Equity*** | | | |
| | Owner's investment | 5,000 | 0 |
| | Retained earnings | 0 | 0 |
| | Other | 0 | 0 |
| *Total owner's equity* | | 5,000 | 0 |
| **Total Liabilities and Owner's Equity** | | **5,000** | **0** |

FP: truCrowd

MaD 365

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

# OFFERING STATEMENT

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

A principal executive officer certifying financial statements as described above must provide the following certification**:

## CERTIFICATION

I, Mark A Jones, certify that:

(1)     the financial statements of Make A Difference 365, Inc. included in this Form are true and complete in all material respects; and

(2)     A tax return has not been created because Make A Difference 365, Inc. has not reached its first necessary report tax year. Fiscal year will end December 31, 2020.



X_____
Chief Compliance Officer

** Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.

FP: truCrowd

**MaD** 365

# OFFERING STATEMENT

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| *Target Offering* | **10,000** | **$10,000** | **$9,300.00** |
| *Maximum Amount* | **107,000** | **$107,000** | **$99,510.00** |

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)  Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   (i)  in connection with the purchase or sale of any security? ☐ Yes  ☑ No

   (ii)  involving the making of any false filing with the Commission? ☐ Yes  ☑ No

   (iii)  arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
   ☐ Yes  ☑ No

(2)  Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i)  in connection with the purchase or sale of any security? ☐ Yes  ☑ No

   (ii)  involving the making of any false filing with the Commission? ☐ Yes ☑ No

   (iii)  arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
   ☐ Yes  ☑ No

(3)  Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i)  at the time of the filing of this offering statement bars the person from:

      (A)  association with an entity regulated by such commission, authority, agency or officer?
      ☐ Yes  ☑ No

      (B)  engaging in the business of securities, insurance or banking?
      ☐ Yes  ☑ No

      (C)  engaging in savings association or credit union activities?
      ☐ Yes  ☑ No

   (ii)  constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes  ☑ No

(4)  Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

FP: ▲ truCrowd

**MaD** 365

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

# OFFERING STATEMENT

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300.00** |
| *Maximum Amount* | **107,000** | **$107,000** | **$99,510.00** |

(i)        suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)       places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)     bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)      Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)        any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)      Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

(7)      Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

(8)      Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☑ No

**If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

**OTHER MATERIAL INFORMATION**

31.     In addition to the information expressly required to be included in this Form, include:

(1)      any other material information presented to investors; and

(2)      such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

FP: truCrowd

MaD 365

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

# OFFERING STATEMENT

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

**ONGOING REPORTING**

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at:
https://www.makeadifference365.com/

The issuer must continue to comply with the ongoing reporting requirements until:

(1)      the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)      the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)      the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)      the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)      the issuer liquidates or dissolves its business in accordance with state law.

\*                      \*      \*      \*      \*

**PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934**

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

           10.        Add § 240.12g-6 to read as follows:

§        **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1)      Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2)      Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3)      Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days



OFFERING STATEMENT

MaD 365 Real Estate Development120 East Innes St
Salisbury NC 28144
7047546771

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300.00** |
| *Maximum Amount* | **107,000** | **$107,000** | **$99,510.00** |

**EXHIBIT A**
**FORM OF CONVERTIBLE NOTE**

**THIS NOTE (the "SECURITIES") HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE, AND IS BEING OFFERED AND SOLD PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. THIS SECURITY MAY NOT BE SOLD OR TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR SUCH OTHER LAWS.**

**Company:** Make a Difference 365, Inc
**Maturity Date: January 1, 2022**
**Principal Amount:** $_________
**Interest Rate: 6%**
**Conversion Option: The debtor can convert 20% below trade value or 20% equity in Make a Difference 365, Inc. (example: Trade price is $1 per share investor can convert at $.80 per share). If there is no liquid market for Make a Difference 365, Inc. shares and investor has 100 shares investor will receive 20% or 120 shares. Make a Difference will begin paying investor 6% to investors once the company has raised $50,000 in investment capital. 6% annual will start accruing interest from 1st day of investor loan and be paid out on day 61 of the date of issuance of the loan. Interest payments will be paid every 90 days thereafter.**

Make a Difference 365, Inc, a State of North Carolina based C-Corporation (the "Company') and any successor or resulting corporation by way of merger, consolidation, sale or exchange of all or substantially all of the assets or otherwise (the **"Company"**), for value received, hereby promises to pay to the Holder (as such term is hereinafter defined), or such other Person (as such term is hereinafter defined) upon order of the Holder, on the Maturity Date, the Principal Amount (as such term is hereinafter defined), as such sum may be adjusted pursuant to Article 3, and to pay interest thereon from the Closing Date, at the rate 6% per annum (the **"Note Interest Rate"**), payable at maturity. All interest payable on the Principal Amount of this Note shall be calculated on the basis of a 360-day year for the actual number of days elapsed. Payment of principal or interest of this Note shall be in cash or, at the option of the Company and if Holder elects, in Securities of Common Stock of the Company as more fully set forth herein.

**DEFINITIONS**

Definitions. The terms defined in this Article whenever used in this Note have the following respective meanings:

**"Affiliate"** has the meaning ascribed to such term in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

**"Bankruptcy Code"** means the United States Bankruptcy Code of 1986, as amended (11 U.S.C. §§ 101 et. Seq.).

**"Business Day"** means a day other than Saturday, Sunday or any day on which banks located in the State of North Carolina are authorized or obligated to close.

FP: truCrowd

MaD 365

OFFERING STATEMENT

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

**"Capital Securities"** means the Common Stock and any other Securities of any other class or series of capital stock, whether now or hereafter authorized and however designated, which have the right to participate in the distribution of earnings and assets (upon dissolution, liquidation or winding-up) of the Company.

**"Common Securities"** or **"Common Stock"** means Securities of the Company's Common Stock.

**"Common Stock Issued at Conversion"**, when used with reference to the securities deliverable upon conversion of this Note, means all Common Securities now or hereafter outstanding and securities of any other class or series into which this Note hereafter shall have been changed or substituted, whether now or hereafter created and however designated.

**"Conversion"** or **"conversion"** means the repayment by the Company of the Principal Amount and interest of this Note by the delivery of Common Stock on the terms provided in Section 3.2, and **"convert," "converted," "convertible"** and like words shall have a corresponding meaning.

**"Conversion Date"** means any day on which all or any portion of the Principal Amount or interest of this Note is converted in accordance with the provisions hereof.

**"Conversion Notice"** means a written notice of conversion substantially in the form annexed hereto as Exhibit B.

**"Conversion Ratio"** on any date of determination means the applicable ratio for the conversion of this Note into Common Securities on such day as set forth in Section 3.1.

**"Note"** or **"Notes"** means this Convertible Note of the Company or such other convertible Note(s) exchanged therefor as provided in Section 2.1.

**"Event of Default"** has the meaning set forth in Section 6.1.

**"Holder"** means the person or entity to which this Note is issued, any successor thereto, or any Person to whom this Note is subsequently transferred in accordance with the provisions hereof.

**"Maximum Rate"** has the meaning set forth in Section 6.3.

**"Outstanding"** when used with reference to Common Securities or Capital Securities (collectively, **"Securities"**) means, on any date of determination, all issued and outstanding Securities, and includes all such Securities issuable in respect of outstanding scrip or any certificates representing fractional interests in such Securities; provided, however, that any such Securities directly or indirectly owned or held by or for the account of the Company or any Subsidiary of the Company shall not be deemed **"Outstanding"** for purposes hereof.

**"Person"** means an individual, a corporation, a partnership, an association, a limited liability company, an unincorporated business organization, a trust or other entity or organization, and any government or political subdivision or any agency or instrumentality thereof.

**"Principal Amount"** means, for any date of calculation, the principal sum set forth in the first paragraph of this Note.

**"SEC"** means the United States Securities and Exchange Commission.

**"Securities Act"** means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder, all as in effect at the time.

**"Subsidiary"** means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are owned directly or indirectly by the Company.

All references to "cash" or "$" herein means currency of the United States of America.

**ARTICLE 2**

FP: truCrowd

**MaD** 365

# OFFERING STATEMENT

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

## EXCHANGES, TRANSFER AND REPAYMENT

SECTION 2.1 <u>Registration of Transfer of Notes</u>. This Note, when presented for registration of transfer, shall (if so required by the Company) be duly endorsed, or be accompanied by a written instrument of transfer in form reasonably satisfactory to the Company duly executed, by the Holder duly authorized in writing.

SECTION 2.2 <u>Loss, Theft, Destruction of Note</u>. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Note and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Note, the Company shall make, issue and deliver, in lieu of such lost, stolen, destroyed or mutilated Note, a new Note of like tenor and unpaid Principal Amount dated as of the date hereof. This Note shall be held and owned upon the express condition that the provisions of this Section 2.2 are exclusive with respect to the replacement of a mutilated, destroyed, lost or stolen Note and shall preclude any and all other rights and remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement of negotiable instruments or other securities without the surrender thereof.

SECTION 2.3 <u>Who Deemed Absolute Owner</u>. The Company may deem the Person in whose name this Note shall be registered upon the registry books of the Company to be, and may treat it as, the absolute owner of this Note (whether or not this Note shall be overdue) for the purpose of receiving payment of or on account of the Principal Amount of this Note, for the conversion of this Note and for all other purposes, and the Company shall not be affected by any notice to the contrary. All such payments and such conversions shall be valid and effectual to satisfy and discharge the liability upon this Note to the extent of the sum or sums so paid or the conversion or conversions so made.

SECTION 2.4 <u>Repayment of Interest</u>. Interest shall accrue at the rate of eight percent 8% per annum payable in arrears at maturity.

SECTION 2.5 <u>Repayment at Maturity</u>. At the Maturity Date, the Company shall repay the outstanding Principal Amount plus accrued interest or, at the option of the Holder, shall convert all or any portion of the outstanding Principal Amount of this Note and accrued and unpaid interest thereon, into Securities of the Company's common stock, as provided for herein.

SECTION 2.6 <u>Buy-Back Option</u>. In addition to the termination rights set forth in Exhibits A, B, and/or C, the Company may terminate this Agreement at any time after the first 180 days with or without cause, such termination right hereinafter referred to as the "Buy-Back Option"). In the event the Company exercises its Buy-Back Option pursuant to this Section 2.6, the Company shall make a one-time payment to the holder (such payment hereinafter referred to as the "Buy-Back Option Fee"). The Buy-Back Option Fee shall be an amount equal to the current value of the security (principal investment amount plus any interest accrued as of the execution date of the Buy-Back Option). In the event the Company exercises its Buy-Back Option, the agreement shall be considered complete.

## ARTICLE 3
## CONVERSION OF NOTE

FP: truCrowd

MaD 365

# OFFERING STATEMENT

MaD 365 Real Estate Development120 East Innes St Salisbury NC 28144 7047546771

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300.00** |
| *Maximum Amount* | **107,000** | **$107,000** | **$99,510.00** |


SECTION 3.1 Conversion; Conversion Ratio; Valuation Event. At the option of the Company and Holder's election if offered at maturity, this Note may be converted, either in whole or in part, up to the full Principal Amount plus accrued interest hereof into Common Securities (calculated as to each such conversion to the nearest whole share, at any time and from time to time on any Business Day, subject to compliance with Section 3.2.). In the event of any recapitalization or reorganization, the Conversion Ratio shall be adjusted accordingly.

SECTION 3.2 Exercise of Conversion Privilege. (a) Conversion of this Note may be exercised, if offered by Company, at Maturity Date by the Holder by telecopying an executed and completed Conversion Notice to the Company (the "Conversion Date"). The Company shall convert this Note and issue the Common Stock Issued at Conversion in the manner provided below in this Section 3.2, and all voting and other rights associated with the beneficial ownership of the Common Stock Issued at Conversion shall vest with the Holder, effective as of the Conversion Date at the time specified in the Conversion Notice. The Conversion Notice also shall state the name or names (with addresses) of the persons who are to become the holders of the Common Stock Issued at Conversion in connection with such conversion. As promptly as practicable after the receipt of the Conversion Notice as aforesaid, but in any event not more than five(5) Business Days after Holder's delivery of such Conversion Notice, the Company shall (i) issue the Common Stock Issued at Conversion in accordance with the provisions of this Article 3 and (ii) cause to be mailed for delivery by overnight courier a certificate or certificate(s) representing the number of Common Securities to which the Holder is entitled by virtue of such conversion, and cash, as provided in Section 3.3, as applicable, representing the amount of accrued and unpaid interest on this Note as of the Conversion Date. Such conversion shall be deemed to have been effected at the time at which the Conversion Notice indicates, and at such time the rights of the Holder of this Note, as such (except if and to the extent that any Principal Amount thereof remains unconverted), shall cease and the Person and Persons in whose name or names the Common Stock Issued at Conversion shall be issuable shall be deemed to have become the holder or holders of record of the Common Securities represented thereby, and all voting and other rights associated with the beneficial ownership of such Common Securities shall at such time vest with such Person or Persons. The Conversion Notice shall constitute a contract between the Holder and the Company, whereby the Holder shall be deemed to subscribe for the number of Common Securities which it will be entitled to receive upon such conversion and, in payment and satisfaction of such subscription to surrender this Note and to release the Company from all liability thereon (except if and to the extent that any Principal Amount thereof remains unconverted).

SECTION 3.3 Fractional Securities. No fractional Common Securities or scrip representing fractional Common Securities shall be delivered upon conversion of this Note. Instead of any fractional Common Securities which otherwise would be delivered upon conversion of this Note, the Company shall round up to the next whole share. No cash payment of less than $1.00 shall be required to be given unless specifically requested by the Holder.

SECTION 3.4 Adjustments. The Conversion Ratio and the number of Securities deliverable upon conversion of this Note are subject to adjustment from time to time as follows:
Reclassification, Etc. In case the Company shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another entity (where the Company is not the survivor or where there is a change in or distribution with respect to the Common Stock of the Company), sell, convey, transfer or

FP: truCrowd

MaD 365

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

# OFFERING STATEMENT

| 10,000  Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

otherwise dispose of all or substantially all its property, assets or business to another Person, or effectuate a transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Company is disposed of (each, a **"Fundamental Corporate Change"**) and, pursuant to the terms of such Fundamental Corporate Change, Securities of common stock of the successor or acquiring corporation, or any cash, Securities of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation (**"Other Property"**) are to be received by or distributed to the holders of Common Stock of the Company, then the Holder of this Note shall have the right thereafter, at its sole option, to (a) receive the number of Securities of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and Other Property as is receivable upon or as a result of such Fundamental Corporate Change by a holder of the number of Securities of Common Stock into which the outstanding portion of this Note may be converted at the Conversion Ratio applicable immediately prior to such Fundamental Corporate Change or (c) require the Company, or such successor, resulting or purchasing corporation, as the case may be, to, without benefit of any additional consideration therefor, execute and deliver to the Holder a Note with substantial identical rights, privileges, powers, restrictions and other terms as this Note in an amount equal to the amount outstanding under this Note immediately prior to such Fundamental Corporate Change. For purposes hereof, **"common stock of the successor or acquiring corporation"** shall include stock of such corporation of any class which is not preferred as to dividends or assets over any other class of stock of such corporation and which is not subject to prepayment and shall also include any evidences of indebtedness, Securities of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions shall similarly apply to successive Fundamental Corporate Changes.

SECTION 3.5     Surrender of Notes. Upon any redemption of this Note or upon maturity, the Holder shall either deliver this Note by hand to the Company at its principal executive offices or surrender the same to the Company at such address by nationally recognized overnight courier. Payment of the redemption price or the amount due on maturity shall be made by the Company to the Holder against receipt of this Note (unless converted and paid in common stock) by wire transfer of immediately available funds to such account(s) as the Holder shall specify by written notice to the Company (if the Company has not elected to pay this Note with Securities of its Common Stock.

# ARTICLE 4
## STATUS: RESTRICTIONS ON TRANSFER

SECTION 4.1     Status of Note. This Note constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms subject, as to enforceability, to general principles of equity and to principles of bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting creditors' rights and remedies generally.

SECTION 4.2     Restrictions on Transfer. This Note, and any Common Securities deliverable upon the conversion hereof, have not been registered under the Securities Act. The Holder by accepting this Note agrees that this Note and the Securities of Common Stock to be acquired as interest on and upon

FP: truCrowd

MaD 365

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

## OFFERING STATEMENT

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

conversion of this Note may not be assigned or otherwise transferred unless and until (i) the Company has received the opinion of counsel for the Holder that this Note or such Securities may be sold pursuant to an exemption from registration under the Securities Act or (ii) a registration statement relating to this Note or such Securities has been filed by the Company and declared effective by the SEC.

Each certificate for Securities of Common Stock deliverable by hereunder shall bear a legend as follows unless and until such securities have been sold pursuant to an effective registration statement under the Securities Act:

"The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). The securities may not be offered for sale, sold or otherwise transferred except (i) pursuant to an effective registration statement under the Securities Act or (ii) pursuant to an exemption from registration under the Securities Act in respect of which the issuer of this certificate has received an opinion of counsel satisfactory to the issuer of this certificate to such effect. Copies of the agreement covering both the purchase of the securities and restrictions on their transfer may be obtained at no cost by written request made by the holder of record of this certificate to the Secretary of the issuer of this certificate at the principal executive offices of the issuer of this certificate."

## ARTICLE V.
## COVENANTS

SECTION 5.1      Compliance with Laws. So long as this Note shall be outstanding, the Company shall comply with all applicable laws, ordinances, rules, regulations and requirements of governmental authorities, except for such noncompliance which would not have a material adverse effect on the business, properties, prospects, condition (financial or otherwise) or results of operations of the Company and the Subsidiaries.

SECTION 5.2      Inspection of Property, Books and Records. So long as this Note shall be outstanding, the Company shall keep proper books of record and account in which full, true and correct entries shall be made of all material dealings and transactions in relation to its business and activities and shall permit representatives of the Holder at the Holder's expense to visit and inspect any of its respective properties, to examine and make abstracts from any of its respective books and records, not reasonably deemed confidential by the Company, and to discuss its respective affairs, finances and accounts with its respective officers and independent public accountants, all at such reasonable times and as often as may reasonably be desired.

## ARTICLE VI.
## EVENTS OF DEFAULT; REMEDIES

SECTION 6.1      Events of Default. **"Event of Default"** wherever used herein means any one of the following events:

A. The Company shall default in the payment of principal or interest on this Note as and when the same shall be due and payable and, such default shall continue for ten (10) Business Days after the date such payment was due, or the Company shall fail to perform or observe any other covenant, agreement, term, provision, undertaking or commitment under this Note, and such default shall continue for a period of ten (10) Business Days after the delivery to the Company of written notice that the Company is in default hereunder or thereunder;

FP: truCrowd

**MaD** 365

# OFFERING STATEMENT

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

B. Any of the representations or warranties made by the Company herein, shall be false or misleading in a material respect on the Closing Date;

C (i)The Company or any Subsidiary admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (ii.) institutes or has instituted against it any proceeding seeking to adjudicate it a bankrupt or insolvent, (iii.) liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving or affecting its creditors or (iv) the entry of an order for relief or the appointment of a receiver, trustee or other similar person for it or for any substantial part of its properties and assets, and in the case of any such official proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of sixty (60) calendar days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) occurs or (v) takes any corporate action to authorize any of the above actions;

D. The entry of a decree or order by a court having jurisdiction in the premises adjudging the Company or any Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under the Bankruptcy Code or any other applicable Federal or state law, or appointing a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and any such decree or order continues and is unstayed and in effect for a period of sixty (60) calendar days;

E. The institution by the Company or any Subsidiary of proceedings to be adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the Bankruptcy Code or any other applicable federal or state law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as and when they become due, or the taking of corporate action by the Company in furtherance of any such action;

F. A final judgment or final judgments for the payment of money shall have been entered by any court or courts of competent jurisdiction against the Company and remains undischarged for a period (during which execution shall be effectively stayed) of thirty (30) days, provided that the aggregate amount of all such judgments at any time outstanding (to the extent not paid or to be paid, as evidenced by a written communication to that effect from the applicable insurer, by insurance) exceeds One Hundred Thousand Dollars ($100,000); or

G. It becomes unlawful for the Company to perform or comply with its obligations under this Note in any respect;

SECTION 6.2    Acceleration of Maturity; Rescission and Annulment. If an Event of Default occurs and is continuing, then and in every such case the Holder may, by a notice in writing to the Company, rescind any outstanding Conversion Notice and declare that all amounts owing or otherwise outstanding under this Note are immediately due and payable and upon any such declaration this Note shall become immediately due and payable in cash or common stock together with all accrued and unpaid interest thereon at the option of the Holder.

FP: truCrowd

# MaD 365

## OFFERING STATEMENT

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

SECTION 6.3     Maximum Interest Rate. In the event of a Default, the Default Interest Rate shall be 8% per annum. Notwithstanding anything herein to the contrary, if at any time the applicable interest rate as provided for herein shall exceed the maximum lawful rate which may be contracted for, charged, taken or received by the Holder in accordance with any applicable law (the **"Maximum Rate"**), the rate of interest applicable to this Note shall be limited to the Maximum Rate. To the greatest extent permitted under applicable law, the Company hereby waives and agrees not to allege or claim that any provisions of this Note could give rise to or result in any actual or potential violation of any applicable usury laws.

SECTION 6.4     Remedies Not Waived. No course of dealing between the Company and the Holder or any delay in exercising any rights hereunder shall operate as a waiver by the Holder.

SECTION 6.5 Remedies. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder, by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Note will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Note, that the Holder shall be entitled to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Note and to enforce specifically the terms and provisions thereof, without the necessity of showing economic loss and without any bond or other security being required.

## ARTICLE VII.
## MISCELLANEOUS

SECTION 7.1     Notice of Certain Events. In the case of the occurrence of any event described in Section 3.4 of this Note, the Company shall cause to be mailed to the Holder of this Note at its last address as it appears in the Company's security registry, at least twenty (20) days prior to the applicable record, effective or expiration date hereinafter specified (or, if such twenty (20) days' notice is not possible, at the earliest possible date prior to any such record, effective or expiration date), a notice thereof, including, if applicable, a statement of (1) the date on which a record is to be taken for the purpose of such dividend, distribution, issuance or granting of rights, options or warrants, or if a record is not to be taken, the date as of which the holders of record of Common Stock to be entitled to such dividend, distribution, issuance or granting of rights, options or warrants are to be determined or (2) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding-up is expected to become effective, and the date as of which it is expected that holders of record of Common Stock will be entitled to exchange their Securities for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale transfer, dissolution, liquidation or winding-up.

SECTION 7.2     Withholding. To the extent required by applicable law, the Company may withhold amounts for or on account of any taxes imposed or levied by or on behalf of any taxing authority in the United States having jurisdiction over the Company from any payments made pursuant to this Note.

SECTION 7.3     Transmittal of Notices. Except as may be otherwise provided herein, any notice or other communication or delivery required or permitted hereunder shall be in writing and shall be delivered

FP: truCrowd

**MaD** 365

## OFFERING STATEMENT

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

personally, or sent by telecopier machine or by a nationally recognized overnight courier service, and shall be deemed given when so delivered personally, or by telecopier machine or overnight courier to the Company at its principal place of business or to the Holder as indicated on the Subscription Agreement. Each Holder or the Company may change the foregoing address by notice given pursuant to this Section 7.3.

SECTION 7.4     Governing Law. This Note shall be governed by, and construed in accordance with, the laws of the State of North Carolina (without giving effect to conflicts of laws principles). With respect to any suit, action or proceedings relating to this Note, the Company irrevocably submits to the exclusive jurisdiction of the courts of the State of North Carolina sitting in Rowan County and the United States District Court located in Rowan County, North Carolina and hereby waives, to the fullest extent permitted by applicable law, any claim that any such suit, action or proceeding has been brought in an inconvenient forum. Subject to applicable law, the Company agrees that final judgment against it in any legal action or proceeding arising out of or relating to this Note shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which judgment shall be conclusive evidence thereof and the amount of its indebtedness, or by such other means provided by law.

SECTION 7.5 Waiver of Jury Trial. To the fullest extent permitted by law, each of the parties hereto hereby knowingly, voluntarily and intentionally waives its respective rights to a jury trial of any claim or cause of action based upon or arising out of this Note or any other document or any dealings between them relating to the subject matter of this Note and other documents. Each party hereto (i) certifies that neither of their respective representatives, agents or attorneys has represented, expressly or otherwise, that such party would not, in the event of litigation, seek to enforce the foregoing waivers and (ii) acknowledges that it has been induced to enter into this Note by, among other things, the mutual waivers and certifications herein.

SECTION 7.6 Headings. The headings of the Articles and Sections of this Note are inserted for convenience only and do not constitute a part of this Note.

SECTION 7.7 Payment Dates. Whenever any payment hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

SECTION 7.8 Binding Effect. Each Holder by accepting this Note agrees to be bound by and comply with the terms and provisions of this Note.

SECTION 7.9 No Stockholder Rights. Except as otherwise provided herein, this Note shall not entitle the Holder to any of the rights of a stockholder of the Company, including, without limitation, the right to vote, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Company, unless and to the extent converted into Securities of Common Stock in accordance with the terms hereof.

IN WITNESS WHEREOF, the Company has caused this Note to be signed by its duly authorized officer on the date of this Note.



# OFFERING STATEMENT

MaD 365 Real Estate Development120 East Innes St Salisbury NC 28144 7047546771

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300.00** |
| *Maximum Amount* | **107,000** | **$107,000** | **$99,510.00** |

Make a Difference 365, Inc

By: ________________________

Whitney Peckman

Title: Vice President

COUNTERPART SIGNATURE PAGE TO FORM OF PROMISSORY NOTE

The undersigned desires to loan the Company the Principal Amount shown and indicated on the Subscription Page. The Subscription Page is attached hereto but *not* incorporated herein. The undersigned agrees to abide by all the terms and conditions of the Note as reflected in the Form of Note purchased by the undersigned hereby.

**IN WITNESS WHEREOF**, the undersigned has executed this counterpart signature page to the Form of the Note as of the last date written below.

Date: ____________________________ Signature: ________________________

Name: ____________________________

Title: ____________________________

*Second signatory if applicable*

Date: ____________________________ By: ______________________________

Name: ____________________________

Title: ____________________________

**EXHIBIT B**

**NOTE CONVERSION NOTICE**

FOR COMMON STOCK

TO: Make a Difference 365, Inc. (the **"Company"**)

The undersigned hereby irrevocably exercises its option offered by Company to convert $__________ Principal Amount and $______________ Interest of the Note into ____________ Securities of Common Stock in accordance with the terms of the Note at the Conversion Ratio then in effect.

The number of Securities of common stock to be received on conversion is calculated as follows:

____________________________________________________

FP: truCrowd

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

# OFFERING STATEMENT

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

The Common Stock and certificates therefor deliverable upon conversion, the Note reissued in the Principal Amount not being surrendered for conversion hereby, [the check or Securities of Common Stock in payment of the accrued and unpaid interest thereon to the date of this Notice,] shall be registered in the name of and/or delivered to the name set forth below unless a different name has been provided to the Company. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Note. The conversion pursuant hereto shall be deemed to have been effected at the date and time specified below, and at such time the rights of the Holder of the Principal Amount of the Note set forth above shall cease and the Person or Persons in whose name or names the Common Stock Issued at Conversion shall be registered shall be deemed to have become the holder or holders of record of the Common Securities represented thereby and all voting and other rights associated with the beneficial ownership of such Common Securities shall at such time vest with such Person or Persons.

Date and time: _____

By: _____

Title: _____

Fill in for registration of Note:
Please print name and address:

_____
(including ZIP code number):

### EXHIBIT C
### SUBSCRIPTION AGREEMENT

The undersigned (hereinafter "**Subscriber**") hereby confirms his/her/its subscription for the purchase of an Make a Difference 365, Inc. (the "Company", "we" "our") Convertible Note (the "**Note**" or the "Securities") in an amount as more fully set forth on the Signature Page.

In connection with this subscription, Subscriber and the Company agree as follows:

1.      Purchase and Sale of the Note.

        (a)      The Company hereby agrees to issue and to sell to Subscriber, and Subscriber hereby agrees to purchase from the Company, a Note for the aggregate subscription amount set forth on the signature page hereto. The Subscriber understands that this subscription is not binding upon the Company until it is accepted by the Company. The Subscriber acknowledges and understands that acceptance of this Subscription will be made only by a duly authorized

FP: truCrowd

MaD 365

OFFERING STATEMENT

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

representative of the Company executing and mailing or otherwise delivering to the Subscriber at the Subscriber's address set forth herein, a counterpart copy of the signature page to this Subscription Agreement indicating the Company's acceptance of this Subscription. The Company reserves the right, in its sole discretion for any reason whatsoever, to accept or reject this subscription in whole or in part. Following the acceptance of this Subscription Agreement by the Company, the Company shall issue and deliver to Subscriber the Note subscribed for hereunder against payment in U.S. Dollars of the Purchase Price (as defined below). If this subscription is rejected, the Company and the Subscriber shall thereafter have no further rights or obligations to each other under or in connection with this Subscription Agreement. If this subscription is not accepted by the Company, this subscription shall be deemed rejected.

(b)     Subscriber has hereby delivered and paid concurrently herewith the aggregate purchase price for the Note set forth on the signature page hereof in an amount required to purchase and pay for the Note subscribed for hereunder (the "**Purchase Price**"), which amount has been paid in U.S. Dollars by wire transfer or check, subject to collection, to the order of Prime Trust, LLC as the Escrow Agent for Make a Difference 365, Inc

2.     <u>Representations and Warranties of Subscriber</u>. Subscriber represents and warrants to the Company as follows:

(a)     Subscriber acknowledges that the proceeds from the sale of the Note will be used to enter into the cannabis industry and that cannabis remains a controlled substance under federal law and that the cultivation, possession of distribution of cannabis is a felony.

(b)     Subscriber acknowledges that the Company has never generated revenues and that there is a substantial risk that the Company will default on its obligations under the Convertible Note (the "Note").

(c)     Subscriber acknowledge that neither the Note nor the Securities of common stock that may be received on conversion of the Note will be registered under the Act on the ground that the issuance thereof is exempt under either Regulation D and/or Section 4(2) of the Act as a transaction by an issuer not involving any public offering.

(d)     Subscriber is purchasing the Note subscribed for hereby for investment purposes and not with a view to distribution or resale.

(e)     Subscriber acknowledges that there is no market for the Company's Note or the Securities of common stock that may be issued on conversion. As a result, the Securities must be held indefinitely.

FP: **truCrowd**

# MaD 365

# OFFERING STATEMENT

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

(e)     Subscriber acknowledges that Subscriber has had the opportunity to ask questions of, and receive answers from the Company or any authorized person acting on its behalf concerning the Company and its business and to obtain any additional information, to the extent possessed by the Company (or to the extent it could have been acquired by the Company without unreasonable effort or expense) necessary to verify the accuracy of the information received by Subscriber. The Subscriber has had the opportunity to discuss the Company's business, management and financial affairs with the Company's management or any authorized person acting on its behalf. Subscriber has received and reviewed all the information concerning the Company both written and oral, that Subscriber desires. Without limiting the generality of the foregoing, Subscriber has been furnished with or has had the opportunity to acquire, and to review: all information that Subscriber desires with respect to the Company's business, management, financial affairs and prospects.

(f)     Subscriber acknowledges that the Subscriber has reviewed the Company's information as provided. That the Company is a new company with limited assets.

(g)     Subscriber has all requisite legal and other power and authority to execute and deliver this Subscription Agreement and to carry out and perform Subscriber's obligations under the terms of this Subscription Agreement.

(h)     Subscriber has carefully considered and has discussed with the Subscriber's legal, tax, accounting and financial advisors, to the extent the Subscriber has deemed necessary, the suitability of this investment and the transactions contemplated by this Subscription Agreement for the Subscriber's particular federal, state, local and foreign tax and financial situation and has independently determined that this investment and the transactions contemplated by this Subscription Agreement are a suitable investment for the Subscriber. Subscriber has relied solely on such advisors and not on any statements or representations of the Company or any of its agents.

(i)     Subscriber acknowledges that an investment in the Securities is speculative and involves a high degree of risk and that Subscriber can bear the economic risk of the purchase of the Securities, including a total loss of his/her/its investment.

(j)     Subscriber acknowledges that no federal, state or foreign agency has recommended or endorsed the purchase of the Securities.

(k)     Subscriber acknowledges that the Securities are and will be, when issued, "restricted securities" as that term is defined in Rule 144 of the general rules and regulations under the Act.

FP: truCrowd

MaD 365

**OFFERING STATEMENT**

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

(l)     Subscriber understands that any and all certificates representing the Note or any securities that may be issued upon the conversion of the Note, and any and all securities issued in replacement thereof or in exchange therefore shall bear the following legend or one substantially similar thereto, which Subscriber has read and understands:

(m)     Subscriber represents that: (i) Subscriber is able to bear the economic risks of an investment in the Securities and to afford a complete loss of the investment, and (ii) (A) Subscriber could be reasonably assumed to have the ability and capacity to protect his/her/its interests in connection with this subscription; or (B) Subscriber has a pre-existing personal or business relationship with either the Company or any affiliate thereof of such duration and nature as would enable a reasonably prudent purchaser to be aware of the character, business acumen and general business and financial circumstances of the Company or such affiliate and is otherwise personally qualified to evaluate and assess the risks, nature and other aspects of this subscription.

(n)     Subscriber acknowledges that no warranties nor guarantees have been made in connection with the purchase of the Note.

3.     Representations and Warranties of the Company. The Company represents and warrants to Subscriber as follows:

(a)     The Company is duly organized and validly exists as a corporation in good standing under the laws of the State of North Carolina.

(b)     The Company has all such corporate power and authority to enter into, deliver and perform this Subscription Agreement.

(c)     All necessary corporate action has been duly and validly taken by the Company to authorize the execution, delivery and performance of this Subscription Agreement by the Company, and the issuance and sale of the Securities to be sold by the Company pursuant to this Subscription Agreement. This Subscription Agreement has been duly and validly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

4.     Indemnification. Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors, employees, shareholders, agents, attorneys, representatives and affiliates, and any person acting for or on behalf of the Company from and against any and all

FP: truCrowd

MaD 365

OFFERING STATEMENT

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

| 10,000  Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

damage, loss, liability, cost and expense (including reasonable attorneys' fees and disbursements) which any of them may incur by reason of the failure by Subscriber to fulfill any of the terms and conditions of this Subscription Agreement, or by reason of any breach of the representations and warranties made by Subscriber herein, or in any other document provided by Subscriber to the Company in connection with this investment. All representations, warranties and covenants of each of Subscriber and the Company contained herein shall survive the acceptance of this subscription and the Closings.

5.     Compliance with Laws and Other Instruments. The signature and delivery of the Subscription Documents, the consummation of the transactions contemplated hereby and thereby in accordance with the terms and conditions of the Memorandum, the Form of Note, and the Subscription Documents, and the performance of the Subscriber's obligations hereunder and thereunder will not conflict with, or result in any violation of or default under, any other instrument to which Subscriber is a party or by which the Subscriber or any of the Subscriber's properties are bound or any permit, franchise, judgment, decree, statute, rule or regulation applicable to the Subscriber or the Subscriber's properties.

6.     Update of Representations and Warranties; Reliance by the Company. All information Subscriber has provided or will provide to the Company regarding the Subscription Documents is true, correct and complete as of the date of execution of this Agreement and as of the date of Closing. Subscriber will promptly provide to the Company written notice of any material changes to information provided to the Company. Subscriber acknowledges and understands the Company will rely on the representations and warranties contained in this Agreement to determine the applicability of certain securities laws, the suitability of Subscriber as an investor in the Company, and for certain other purposes.

7.     Tax Considerations. The Subscriber is not relying on the Company, its managers, or professional advisers regarding tax considerations involved in an investment in the Notes. Subscriber understands and acknowledges that there are no assurances as to the tax results of this Agreement. SUBSCRIBER HAS HAD THE OPPORTUNITY TO CONSULT WITH SUBSCRIBER'S OWN LEGAL, ACCOUNTING, TAX, INVESTMENT AND OTHER ADVISERS WITH RESPECT TO THE TAX TREATMENT OF AN INVESTMENT IN THE NOTES AND THE MERITS AND RISKS OF AN INVESTMENT IN THE NOTES.

8.     Miscellaneous.

     (a)     Subscriber agrees not to transfer or assign this Subscription Agreement or any of Subscriber's interest herein and further agrees that the transfer or assignment of the Securities acquired pursuant hereto shall be made only in accordance with all applicable laws.

FP: truCrowd

# MaD 365

# OFFERING STATEMENT

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

(b)     Subscriber agrees that Subscriber cannot cancel, terminate, or revoke this Subscription Agreement or any agreement of Subscriber made hereunder, and this Subscription Agreement shall survive the death or legal disability of Subscriber and shall be binding upon Subscriber's heirs, executors, administrators, successors, and permitted assigns.

(c)     Subscriber has read and has accurately completed this entire Subscription Agreement.

(d)     This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or waived only by a written instrument signed by all parties.

(e)     Subscriber acknowledges that it has been advised and has had the opportunity to consult with Subscriber's own attorney regarding this subscription and Subscriber has done so to the extent that Subscriber deems appropriate.

(f)     Any notice or other document required or permitted to be given or delivered to the parties hereto shall be in writing and sent: (i) by fax if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt requested (postage prepaid) or (c) by a recognized overnight delivery service (with charges prepaid) to the mailing address of the Company or if to the Subscriber, at its address set forth on the signature page to this Subscription Agreement, or such other address as Subscriber or the Company shall have specified in writing. .

 (g)     Failure of the Company to exercise any right or remedy under this Subscription Agreement or any other agreement between the Company and the Subscriber, or otherwise, or any delay by the Company in exercising such right or remedy, will not operate as a waiver thereof. No waiver by the Company will be effective unless and until it is in writing and signed by the Company.

(h)     This Subscription Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of North Carolina, as such laws are applied by the North Carolina courts except with respect to the conflicts of law provisions thereof, and shall be binding upon the Subscriber and the Subscriber's heirs, estate, legal representatives, successors and permitted assigns and shall inure to the benefit of the Company, and its successors and assigns.

(i)     Any legal suit, action or proceeding arising out of or relating to this Subscription Agreement or the transactions contemplated hereby shall be instituted exclusively in the Circuit Court in and for Rowan County, North Carolina. The parties hereto hereby: (i) waive any

FP: truCrowd

**MaD 365**

**OFFERING STATEMENT**

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

| 10,000 | Units of Convertible Note at $1 per Unit | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

objection which they may now have or hereafter have to the venue of any such suit, action or proceeding, and (ii) irrevocably consent to the jurisdiction of the Circuit Court in and for Rowan County, North Carolina].

(j)      If any provision of this Subscription Agreement is held to be invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed modified to conform with such statute or rule of law. Any provision hereof that may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provisions hereof.

(k)      The parties understand and agree that money damages would not be a sufficient remedy for any breach of this Subscription Agreement by the Company or the Subscriber and that the party against which such breach is committed shall be entitled to equitable relief, including an injunction and specific performance, as a remedy for any such breach, without the necessity of establishing irreparable harm or posting a bond therefor. Such remedies shall not be deemed to be the exclusive remedies for a breach by either party of this Subscription Agreement but shall be in addition to all other remedies available at law or equity to the party against which such breach is committed.

(l)      This Agreement may be amended, and the observance of any provision may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of each party to be bound by such an amendment or waiver. No provision of this Agreement will be deemed to have been waived unless a waiver is contained in a written notice given to the party claiming waiver has occurred, and no waiver shall be deemed to be a waiver of any other or further obligation or liability of the party in whose favor the waiver was given. It is understood that this Agreement is not binding on the Company until the Company accepts it, which acceptance is at the sole discretion of the Company and shall be noted by execution of this Agreement where indicated. Subscriber hereby acknowledges that this Agreement may not be revoked by the Subscriber. Subscriber agrees that if this Agreement is accepted, Subscriber shall, and Subscriber hereby elects to, execute any and all further documents necessary in connection with this Agreement.

(m)      All representations and warranties contained in this Agreement or made in writing by Subscriber or by the Company in connection with this Agreement or the Subscription Documents will survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of the Company or Subscriber, and the issuance and sale of the Notes.

(n)      This Agreement and the representations and warranties contained herein will be binding upon and inure to the benefit of and be enforceable by the respective successors and permitted assigns of Subscriber and the Company.

FP: truCrowd

# MaD 365
## OFFERING STATEMENT

MaD 365 Real Estate
Development120 East Innes St
Salisbury NC 28144
7047546771

| 10,000  Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 10,000 | $10,000 | $9,300.00 |
| Maximum Amount | 107,000 | $107,000 | $99,510.00 |

(o)      Whenever notice is required or permitted by this Agreement to be given, it shall be in writing. When notice is given to Subscriber, it shall be pursuant to the instructions set forth in Subscriber's Notification Information Page or to an update thereto as Subscriber shall provide to the Company in writing. When notice is given to the Company, it shall be sent to Make a Difference 365, Inc. at 120 East Innes Street, Salisbury NC 28144 or to another address as the Company shall provide to the Subscriber in writing. Electronic mail is permitted as a means to give notice. Notice given by electronic mail shall be effective upon receipt, if confirmed. Notice given by mail or personal delivery shall be effective upon delivery. Notices received on non–business days in the jurisdiction of the addressee are not deemed effective until the next business day. A copy of all notices sent to the Company shall be delivered with an email copy to mad365inc@gmail.com.

(p)      Subscriber irrevocably constitutes and appoints the Company's manager with full power of substitution, as the undersigned's true and lawful representative and attorney-in fact for the undersigned with respect to the Company and the Notes, granting unto such attorney-in-fact full power and authority on behalf and in the name, place and stead of the Subscriber to make, execute, acknowledge, deliver, answer to, file and record in all necessary or appropriate places any documents, tax elections, certificates or instruments which may be considered necessary or desirable by the Company to carry out fully the provisions of this Agreement and the Memorandum. The foregoing is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death, incompetence or incapacity of Subscriber. Subscriber hereby agrees to be bound by all of the actions of the Company's manager as attorney-in-fact and irrevocably waives any and all defenses which may be available to the Subscriber to contest, negate or disaffirm the actions of the Company's manager or officers, or successors under this Power of Attorney, and hereby ratifies and confirms all acts which said attorney-in-fact may take as attorney-in-fact hereunder in all respects, as though performed by the Subscriber.

(q)      All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, singular or plural, as identity of the person or persons may require.

(r)            This Subscription Agreement may be executed in counterparts and by facsimile, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.


         IN WITNESS WHEREOF, Subscriber has caused this Subscription Agreement to be executed as of the date indicated below.

# OFFERING STATEMENT


MaD 365 Real Estate Development120 East Innes St
Salisbury NC 28144
7047546771

| 10,000 Units of Convertible Note at $1 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **10,000** | **$10,000** | **$9,300.00** |
| *Maximum Amount* | **107,000** | **$107,000** | **$99,510.00** |

$________________________

Purchase Price

_____________________________________ _____________________________________

Print or Type Name | Print or Type Name (Joint-owner)

_____________________________________ _____________________________________

Signature | Signature (Joint-owner)

_____________________________________ _____________________________________

Date | Date (Joint-owner)

**Acceptance:**

IN WITNESS WHEREOF, the Company has caused this Subscription Agreement to be executed, and the foregoing subscription accepted, as of the date indicated below, as to an aggregate of $__________ of the Company's Note.

Make a Difference 365, Inc.

By: ___________________________________